MOORE & ASSOCIATES, CHARTERED
ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

January 5, 2009

Dr. Alejandro Quesada

Coronado Corp.

Tibas del Correo

50 Metros Norte y 25 metros al Este

San Jose, Costa Rica

Dear Sir:

Regarding SEC comments of December 22, 2008 on the Form 10-K for the fiscal year ended March 31, 2008 filing for Coronado Corp., our response is as follows.

Comment #1:

We vouched all disbursements for machinery, equipment, and leasehold costs against paid invoices and engaged the services of a third party real property professional to visually inspect the facilities and record his observations photographically. All disbursements for machinery, equipment, and leasehold costs were traced through the general ledger. The reconciled bank statements were examined to confirm the payment items were negotiated.

It would not be cost effective nor would it produce an efficient audit for our firm to dispatch an auditor to go to Costa Rica. However, we do intend to continue to engage an independent third party in Costa Rica to perform certain procedures for us at the issuer's facility. Our auditing procedures will include but is not limited to confirming balance sheet assertions, revenue and expense testing, tracing general ledger entries, inquiries of management, and other auditing techniques.

Very truly yours,

Moore & Assoc

Moore & Associates, Chartered

Las Vegas, Nevada

6490 WEST DESERT INN RD, LAS VEGAS, NEVADA 89146 (702) 253-7499 Fax: (702)253-7501